SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
----------------

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a) Under the Securities Exchange Act of 1934


(AMENDMENT No. 9)


WARWICK VALLEY TELEPHONE COMPANY
-----------------------------------------------------------
(Name of Issuer)


COMMON STOCK, PAR VALUE $0.01 PER SHARE
-----------------------------------------------------------
(Title of Class of Securities)


936750108
-----------------------------------------------------------
(CUSIP Number)


SANTA MONICA PARTNERS, L.P.
1865 Palmer Avenue
Larchmont, NY  10538
914-833-0875
-----------------------------------------------------------
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 10, 2005
-----------------------------------------------------------
(Date of Event that Requires Filing of This Statement)








(Continued on following pages)
(Page 1 of 8 Pages)











CUSIP No. 936750108	13D/A
Page 2 of 8 Pages
___________________________________________________________

1	NAME OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
		SANTA MONICA PARTNERS, L.P.
		13-3100474
_______________________________________________________

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)  [ ]
		(b)  [X]
___________________________________________________________

3	SEC USE ONLY
___________________________________________________________

4	SOURCE OF FUNDS
		WC
___________________________________________________________

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]
___________________________________________________________

6	CITIZENSHIP OR PLACE OF ORGANIZATION
		NEW YORK
___________________________________________________________

			7	SOLE VOTING POWER
NUMBER OF              		100,581
SHARES		--------------------------------------
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0
EACH REPORTING	--------------------------------------
PERSON WITH	9	SOLE DISPOSITIVE POWER
				100,581
			--------------------------------------
			10	SHARED DISPOSITIVE POWER
				0
_____________________________________________________________

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
	PERSON
		100,581
______________________________________________________________

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
	EXCLUDES CERTAIN SHARES 		[_]
___________________________________________________________

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
		1.9%
___________________________________________________________

14	TYPE OF REPORTING PERSON
		PN
__________________________________________________________



CUSIP No. 936750108	13D/A
Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
		SMP ASSET MANAGEMENT LLC
___________________________________________________________

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)  [ ]
		(b)  [X]
___________________________________________________________

3	SEC USE ONLY
___________________________________________________________

4	SOURCE OF FUNDS
		WC (of Santa Monica Partners, L.P.)
______________________________________________________

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]
___________________________________________________________

6	CITIZENSHIP OR PLACE OF ORGANIZATION
		DELAWARE
___________________________________________________________

			7    SOLE VOTING POWER
NUMBER OF              		100,581
SHARES		--------------------------------------
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0
EACH REPORTING	--------------------------------------
PERSON WITH	9	SOLE DISPOSITIVE POWER
				100,581
			--------------------------------------
			10	SHARED DISPOSITIVE POWER
				0
			--------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
	PERSON
		100,581
______________________________________________________________

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
	EXCLUDES CERTAIN SHARES
		[_]
_________________________________________________________

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
		1.9%
___________________________________________________________

14	TYPE OF REPORTING PERSON
		OO (LLC)
___________________________________________________________

Filing by SMP Asset Management LLC of this statement shall not be construed as an admission that such entity is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement.


CUSIP No. 936750108	13D/A
Page 4 of 8 Pages

1	NAME OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
		LAWRENCE J. GOLDSTEIN
___________________________________________________________

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)  [ ]
		(b)  [X]
___________________________________________________________

3	SEC USE ONLY
___________________________________________________________

4	SOURCE OF FUNDS
		WC (of Santa Monica Partners, L.P. and
    		certain client accounts)
___________________________________________________________

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]
___________________________________________________________

6	CITIZENSHIP OR PLACE OF ORGANIZATION
		USA
___________________________________________________________

			7	SOLE VOTING POWER
NUMBER OF              		100,581
SHARES		--------------------------------------
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0
EACH REPORTING	--------------------------------------
PERSON WITH	9	SOLE DISPOSITIVE POWER
				110,781
			--------------------------------------
			10	SHARED DISPOSITIVE POWER
				0
____________________________________________________________

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
	PERSON
		110,781
______________________________________________________________

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
	EXCLUDES CERTAIN SHARES 		[_]
___________________________________________________________

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
		2.1%
___________________________________________________________

14	TYPE OF REPORTING PERSON
		IN
__________________________________________________________

Filing by Lawrence J. Goldstein of this statement shall not be construed as an admission that such person is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement.


CUSIP No. 936750108	13D/A
Page 5 of 8 Pages


WARWICK VALLEY TELEPHONE COMPANY SCHEDULE 13D/A
(AMENDMENT No. 9)


Item 1.  Security and Issuer.

This statement on Schedule 13D/A (this "Statement") relates to the common stock, $0.01 par value per share (the "Shares"), of Warwick Valley Telephone Company (the "Issuer"). The principal executive offices of the Issuer are located at 47 Main Street, Warwick, New York 10990.


Item 2.   Identity and Background.

a) This Statement is being filed by Santa Monica Partners, L.P., a New York limited partnership ("Santa Monica Partners"), SMP Asset Management LLC, a Delaware limited liability company that acts as the general partner of Santa Monica Partners ("SMP Asset Management"), and Lawrence J. Goldstein, the president and sole owner of SMP Asset Management.

(b)-(c) The principal business of Santa Monica Partners is to invest in securities with the objective of preserving principal, building net worth, and achieving long-term capital growth for its investors. The principal business of SMP Asset Management is to provide investment advice to and to manage the business and affairs of Santa Monica Partners. Mr. Goldstein's principal occupation is providing investment advice to and supervising the business and affairs of SMP Asset Management, and indirectly, Santa Monica Partners. The principal business address of Santa Monica Partners, SMP Asset Management, and Mr. Goldstein (collectively, the "Reporting Persons") is 1865 Palmer Avenue, Larchmont, New York 10538.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f) Mr. Goldstein is a citizen of the United States of America.


CUSIP No. 936750108	13D/A
Page 6 of 8 Pages


Item 3.  Source and Amount of Funds or Other Consideration.

The source of all funds for purchases of the Shares by Santa Monica Partners was the working capital of Santa Monica Partners. The source of all funds for purchases by SMP Asset Management and Mr. Goldstein, as President and sole owner of SMP Asset Management, was the working capital of Santa Monica Partners. The source of all funds for purchases by Mr. Goldstein on behalf of certain client accounts was the working capital of such accounts.

Such working capital may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

Item 4.  Purpose of Transaction.

On May 10, 2005 Santa Monica Partners, L.P. submitted a letter to Zigmund C. Nowacki, Jr., Secretary of the Issuer, proposing a resolution and supporting statement to be presented to the shareholders of the Issuer and to be included in the 2005 proxy statement for the next annual meeting. Such letter is annexed hereto as Exhibit 1 and is incorporated by reference.

Item 5.  Interest in Securities of the Issuer.

(a)-(b) As of May 10, 2005: (i) the Reporting Persons owned beneficially, directly or indirectly, an aggregate of 110,781 Shares, or 2.1% of the Shares outstanding; (ii) Santa Monica Partners had sole voting and sole dispositive power over 100,581 Shares; Lawrence J. Goldstein had sole voting and sole dispositive power over 100,581 Shares and sole dispositive power over 10,200 Shares.

(c) The following is a list of transactions in the Shares made in open market purchases during the past 60 days:

			Amount 	Price per
Date			Bought	Share		Purchaser
5/13/05		3,226	$21.49		Santa Monica Partners
5/18/05	  	155	$21.03		Santa Monica Partners

(d) Each of the clients for whom Mr. Goldstein manages accounts, pursuant to
Item 2 and Item 5 (a) - (b) above, has the right to receive and dividends from, and the proceeds from any sale of, the Shares.

(e) Not applicable


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None, except as set forth in Item 2.


CUSIP No. 936750108	13D/A
Page 7 of 8 Pages

Item 7.  Material to be filed as Exhibits.

Exhibit 1:

May 10, 2005 letter from Santa Monica Partners to Zigmund C. Nowacki, Jr., Secretary of the Issuer.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


SANTA MONICA PARTNERS, L.P.
By: SMP ASSET MANAGEMENT LLC

By: /s/LAWRENCE J.GOLDSTEIN
----------------------------------------
Lawrence J. Goldstein, President


SMP ASSET MANAGEMENT LLC

By: /s/LAWRENCE J. GOLDSTEIN
----------------------------------------
Lawrence J. Goldstein, President


/s/LAWRENCE J. GOLDSTEIN
--------------------------------------
Lawrence J. Goldstein



CUSIP No. 936750108	13D/A
Page 8 of 8 Pages


Exhibit 1:

SANTA MONICA PARTNERS, L.P.
1865 PALMER AVENUE
LARCHMONT, NY  10538
WWW.SMPLP.COM
914.833.0875    ljgoldstein@bloomberg.net    Fax: 914.833.1068


May 10, 2005


Mr. Zigmund C. Nowicki Jr, Secretary
Warwick Valley Telephone Company
47 Main Street
Warwick, NY   10990

Dear Mr. Nowicki:

Santa Monica Partners, L. P. and Lawrence J Goldstein the managing person of its general partner SMP Asset Management, LLC, 1865 Palmer Avenue, Larchmont, New York, 10538 represents that Santa Monica Partners, L. P. is the beneficial owner of shares of Common Stock of Warwick Valley Telephone Company with a market value of at least $2,000, has held such shares continuously for at least one year and intends to hold the shares until the annual meeting.

Enclosed herewith is a letter of proof of Santa Monica Partners' ownership of Warwick Valley Telephone stock from its stockbroker Pershing LLC.

MAXIMIZING VALUE RESOLUTION

Santa Monica Partners, L. P. herewith submits the following resolution and supporting statement for inclusion in the 2005 Proxy Statement. Mr. Lawrence J. Goldstein or his representative will introduce the resolution at the annual meeting.

Resolved that the shareholders urge the Board of Directors to arrange for the prompt sale of Warwick Valley Telephone Company to the highest bidder.

SUPPORTING STATEMENT

The purpose of the proposal is to allow Warwick Valley Telephone Company shareholders to send a message to the Board that they support the prompt sale of the Company to the highest bidder. A strong and or majority vote by the shareholders would indicate to the board the displeasure felt by the shareholders of the shareholder returns over many years and the drastic action that should be taken. Even if it is approved by the majority of the Warwick Valley Telephone Company shares represented and entitled to vote at the annual meeting, the Maximize Value Resolution will not be binding on the Warwick Valley Telephone Company Board. The proponent however believes that if this resolution receives substantial support from the shareholders, the board may choose to carry out the request set forth in the resolution.

The prompt auction of Warwick Valley Telephone Company should be accomplished by any appropriate process the board chooses to adopt, including a sale to the highest bidder whether in cash, stock, or a combination of both. It is expected that the board will uphold its fiduciary duties to the utmost during the process.

The proponent further believes that if the resolution is adopted, the management and the board will interpret such adoption as a message from the company's stockholders that it is no longer acceptable for the board to continue with its current management plan and strategies.


WE URGE YOUR SUPPORT, VOTE FOR THIS RESOLUTION
*  *  *  *  *  *  *  *  *  *  *  *  *  *  *  *  *

Sincerely,
Lawrence J. Goldstein, President
CERTIFIED MAIL # 7003-1680-0004-7304-0537